Exhibit 99.7

Board Changes

At the Annual General Meeting of Six Continents PLC held on 13th February 2003:-

Sir Geoffrey Mulcahy aged 61, a non-executive director who had served on the Board for 13 years, retired by rotation and did not seek re-election.
It was also confirmed that Thomas R. Oliver, aged 61 Chairman of Six Continents Hotels would retire from the Board on 31 March 2003 at the end of his current service contract. In addition, owing to other commitments, Bryan Sanderson aged 62, a non-executive director, would be retiring from the Board on the admission to listing of the two new companies, InterContinental Hotels Group PLC and Mitchells & Butlers PLC, following the separation of the Company's Hotels and Retail businesses.

17 February 2003